MORGANS HOTEL GROUP CO.
475 Tenth Avenue
New York, New York 10018
July 30, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Duc Dang, Attorney-Advisor
     Erin E. Martin, Attorney-Advisor

Re:	Morgans Hotel Group Co.
Registration Statement on Form S-3
Filed June 29, 2010
File No. 333-167867 (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Morgans Hotel Group Co. (the “Company”) hereby requests that the Commission accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of August 3, 2010 at 10:00 a.m., Washington, D.C. time, or as soon thereafter as practicable. The Company also requests the Commission to confirm such effective date and time in writing.
     The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Morgans Hotel Group Co.
By:	/s/ Richard Szymanski
	Name:	Richard Szymanski
	Title:	Chief Financial Officer and Secretary